SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule TO/T-A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 3
                            (Name of Subject Company)

                  1999 Broadway Associates Limited Partnership
                         A Delaware limited partnership

                             at $10,000 Net Per Unit

                                       by

                 Equity Resource Dover Fund Limited Partnership,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

======================================================================================================
                           Transaction Valuation*                         Amount of Filing Fee
                                  $500,000                                       $0.00*
------------------------------------------------------------------------------------------------------
*       For purposes of calculating the filing fee only. This calculation assumes the purchase of 50
        Units at a purchase price of $10,000 per Unit in the Partnership.

[X]     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
------------------------------------------------------------------------------------------------------
        Amount Previously Paid:      $147.12          Filing Party:    Equity Resource Dover Fund LP

        Form of Registration No.:    Schedule TO/T    Date Filed:      April 20, 2005
======================================================================================================

----------
* FOOTNOTE:  Fee previously paid as a part of the filing noted above.

                                 FINAL AMENDMENT

        This Final Amendment (the Final Amendment) to the Tender Offer Statement on Tender Offer Schedule TO (the Schedule TO) filed Equity Resource Dover Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") with the Securities and Exchange Commission on April 20, 2005, reports the final results of the offer by the Purchaser to purchase 50 units (the "Units") of limited partnership interests in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), at $10,000 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 20, 2005 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and
(a)(3) (which are herein collectively referred to as the "Offer").

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

    The Offer expired at 12:00 Midnight, Eastern Time, on May 20, 2005. Pursuant to the Offer, the Purchaser has accepted an aggregate of 16.5 Units at a price of $10,000 per Unit for an aggregate amount of $165,000.

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

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005            Equity Resource Dover Fund Limited Partnership,
                                       a Massachusetts limited partnership


                                       By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                               Eggert Dagbjartsson
                                               General Partner


                                       Equity Resource Investments LLC
                                       A Massachusetts limited liability company

                                       By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                               Eggert Dagbjartsson
                                               Managing Director


                                       Eggert Dagbjartsson

                                       By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                 Sequential
Exhibit No.                    Description                       Page Number
-----------    -----------------------------------------   ---------------------
(a)(1) -       Offer to Purchase, dated April 20, 2005*

(a)(2) -       Transmittal letter, dated April 20, 2005*

(a)(3) -       Agreement of Sale and Assignment*

(a)(4)         Summary Advertisement*

(a)(5)         Agreement of Sale and Assignment*

(a)(6)         Cover Letter Dated May 6, 2005*

(b) -          Not applicable.

(c) -          Not applicable.

(d) -          Not applicable.

(e) -          Not applicable.

(f) -          Not applicable.

(g)            Not applicable

(h)            Not applicable.


* Previously Filed

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